Filed by NYSE Euronext, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Companies: NYSE Group, Inc. (Commission File No. 001-32829) Euronext N.V.

February 27, 2007

On February 26, 2007, NYSE Group, Inc. issued the following press release:

Duncan L. Niederauer Joins NYSE Group as President and co-Chief Operating Officer

New York, Feb. 26, 2007 – NYSE Group, Inc. (NYSE: NYX) today announced the appointment of Duncan L. Niederauer to the position of President and co-Chief Operating Officer, effective April 9, 2007. Mr. Niederauer, currently Managing Director of Goldman Sachs Group, Inc. (NYSE: GS), will be responsible for U.S. cash equities operations, including Institutional and Member Firm Client Group sales and client services for both the New York Stock Exchange and NYSE Arca, and will serve on the NYSE Group Management Committee. Following the completion of the business combination of NYSE Group and Euronext N.V. and subject to European regulatory approval, Mr. Niederauer will serve on the NYSE Euronext Management Committee, on which parity will be maintained for U.S. and European representation.
               “Duncan is an innovator and a highly experienced, skilled professional whose extensive knowledge of U.S. and international financial markets will greatly serve NYSE Group and our constituents,” said John A. Thain, Chief Executive Officer, NYSE Group. “We welcome Duncan and the opportunity to further enhance the talent and depth of our leadership team as we continue to transform our business and build upon our global growth strategy.”
               “As NYSE Group reshapes its business model, it reshapes global finance,” Mr. Niederauer said. “Being part of this historic transformation is a challenging and exciting opportunity, and I look forward to contributing to the organization’s leadership position and the ongoing success of the company, its customers and shareholders.”
               Additionally, Gerald R. Putnam, who currently serves as President and co-Chief Operating Officer, will become Vice Chairman with responsibility for technology, product development and options. President and co-Chief Operating Officer Catherine R. Kinney will be responsible for NYSE Group’s global listings business, which includes listings sales and client services, and NYSE Group’s market data business. Mr. Putnam and Ms. Kinney will also serve on the Management Committee of NYSE Euronext upon completion of the business combination between NYSE Group and Euronext.

About Duncan L. Niederauer
               Mr. Niederauer joins NYSE Group following a 22-year career at Goldman Sachs. Since 2005, Mr. Niederauer served as co-head of Goldman Sachs’ Equities Division execution services franchise. He joined the firm in 1985 and the Equities Division in 1987. In 2000, he relocated to the headquarters of Spear, Leeds & Kellogg. In this capacity, he managed the Equities Division’s global clearing and execution business. Previously, he ran the Equities E-Commerce effort, was the global head of portfolio trading, and spent three years in Tokyo in Derivatives and Japanese products. He became a managing director in 1997 and a partner of Goldman Sachs in 2000.
               He has been a Director of EzeCastle Software and serves on the Board of Trustees of Colgate University, where he earned a B.A. degree in 1981. Mr. Niederauer earned an MBA from Emory University in 1985.

About NYSE Group, Inc
NYSE Group, Inc. (NYSE:NYX) operates two securities exchanges: the New York Stock Exchange LLC (the “NYSE”) and NYSE Arca, Inc. (formerly known as the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services. In 2006, on an average trading day, 2.3 billion shares, valued at $86.8 billion, were traded on the exchanges of the NYSE Group. The NYSE is the world’s largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies’ common stock and other securities. On December 31, 2006, the operating companies listed on the NYSE represented a total global market capitalization of $25.0 trillion. NYSE Arca, Inc. operates the former ArcaEx®, the first open, all-electronic stock exchange in the United States, which has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca, Inc. is also an exchange for trading equity options. NYSE Arca, Inc.’s trading platforms provide customers with fast electronic execution and open, direct and anonymous market access. NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards. For more information on NYSE Group, go to: www.nyse.com.

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on NYSE Group’s current expectations and involve risks and uncertainties that could cause NYSE Group’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Actual results may differ materially from those expressed or implied in the forward-looking statements. Factors that could cause NYSE Group’s results to differ materially from current expectations include, but are not limited to: NYSE Group’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and other factors detailed in NYSE Group’s Annual Report on Form 10-K and other periodic reports filed with the U.S. Securities and Exchange Commission. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Group that the projections will prove to be correct. NYSE Group undertakes no obligation to release any revisions to any forward-looking statements.

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Additional Information About the Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, NYSE Euronext has filed with the U.S. Securities Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes a form of exchange offer prospectus. The SEC declared the S-4 effective on November 27, 2006. On February 15, 2007, NYSE Euronext filed a definitive exchange offer prospectus (the “exchange offer prospectus”) meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. No offering of securities in the United States shall be made except by means of such a prospectus. U.S. HOLDERS OF EURONEXT SHARES ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS BECAUSE THAT DOCUMENT CONTAINS IMPORTANT INFORMATION REGARDING THE PROPOSED EXCHANGE OFFER. U.S. Holders of Euronext shares may obtain a free copy of the S-4, the exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.